ConocoPhillips

925 N. Eldridge Parkway

Houston, TX 77079

July 22, 2024

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Liz Packebusch
Kevin Dougherty

Re:	ConocoPhillips
Registration Statement on Form S-4, as amended
File No. 333-280448
Request for Acceleration of Effective Date

Dear Ms. Packebusch and Mr. Dougherty:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”), filed by ConocoPhillips (“ConocoPhillips”) with the U.S. Securities and Exchange Commission on June 25, 2024, as amended on July 17, 2024, be accelerated to July 26, 2024 at 10:00 a.m. Eastern Time or as soon thereafter as may be practicable.

ConocoPhillips hereby authorizes Gregory Ostling of Wachtell, Lipton, Rosen & Katz, to orally modify or withdraw this request for acceleration.

If you have any questions regarding the foregoing, please contact Gregory Ostling at 212-403-1364. Please notify him when this request for acceleration has been granted.

*****

Very truly yours,

By:	/s/ Kelly B. Rose
	Name:	Kelly B. Rose
	Title:	Senior Vice President, Legal, General Counsel and Corporate Secretary